

12061107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM / DD / YY) AND ENDING 12/31/11 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

7 Hanover Square
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter (212) 598-1398
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Sr. Vice President & Controller

Title



Notary Public

JOSEPH J. SAPIENZA JR.
Notary Public, State of New York
No. 43-4827215
Qualified in Richmond County
Commission Expires Nov. 30, 2013

2/13/12

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on Internal Control.
- [X] (p) Statement of Cash Flows.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


pwc

Report of Independent Auditors

To the Board of Managers and Member of
Guardian Investor Services LLC and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of Guardian Investor Services LLC and Subsidiaries (the "Company"), a subsidiary of the Guardian Life Insurance Company of America, at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Guardian Investor Services LLC and Subsidiaries

(A wholly owned subsidiary of Guardian Life Insurance Company of America)

Consolidated Balance Sheet

December 31, 2011

Assets		
Cash and cash equivalents	$	71,720,070
Investments in mutual funds, at fair value		513,654
Investments in equity securities, at fair value		40,496,761
Deposits with and receivable from broker		14,921,257
Total invested assets		127,651,742
Accounts receivable		17,061,581
Dividends and interest receivable		15,275
Prepaid expenses and other assets		1,682,056
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization		801,576
Goodwill		340,508,587
Other intangible assets, net of accumulated amortization		213,330,737
Total assets	$	701,051,554
Liabilities and Member's Equity		
Due to Guardian Life Insurance Company of America and its affiliates	$	1,817,261
Commissions payable		6,254,473
Distribution payable to minority members		5,761,745
Accounts payable and accrued expenses		10,731,662
Securities sold short, at fair value		9,558,941
Deferred income tax liability		37,723,533
Total liabilities		71,847,615
Member's equity		407,935,160
Undistributed loss		(15,329,418)
Total member's equity		392,605,742
Noncontrolling interest		236,598,197
Total equity		629,203,939
Total liabilities and equity	$	701,051,554

See notes to consolidated financial statements